UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Hollywood Entertainment Corp.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   436141105
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                                 (CUSIP Number)

                                 JIM KORN, ESQ.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                  952-249-5538
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 4, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box. [x]

CUSIP No. 436141105

================================================================================
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Deephaven Capital Management LLC
        41-1908497
================================================================================
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) N/A
        (b) N/A
================================================================================
3.      SEC Use Only

================================================================================
4.      Source of Funds
        WC
================================================================================
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
================================================================================
6.      Citizenship or Place of Organization
        Delaware
================================================================================
                7.      Sole Voting Power
                        3,568,140
Number of     ==================================================================
Shares          8.      Shared Voting Power
Beneficially            0
Owned by      ==================================================================
Each            9.      Sole Dispositive Power
Reporting               3,568,140
Person With   ==================================================================
                10.     Shared Dispositive Power
                        0
================================================================================
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        3,568,140
================================================================================
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        N/A
================================================================================
13.     Percent of Class Represented by Amount in Row (11)
        5.86%
================================================================================
14.     Type of Reporting Person
        00
================================================================================

Item 1. Security and Issuer
        Common Stock
        Hollywood Entertainment Corp.
        9275 SW PEYTON LANE  WILSONVILLE OR 97070


Item 2.
(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC  is  an
     unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3.

The source of funding for the purchase of these Shares was general working capital.

Item 4. Purpose of Transaction.

Deephaven Capital Management LLC acquired the Shares believing them to be undervalued.

Deephaven Capital Management LLC reserves the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrant may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise. Registrant may seek to participate in, and influence the outcome of, any proxy solicitation and the bidding process involving the Issuer, as a bidder or otherwise.

Item 5. Interest in Securities of Issuer

(a) Deephaven Capital Management LLC is the beneficialy owner of 3,568,140 shares of Hollywood Entertainment Corp. common stock, which constitutes 5.86% of total shares outstanding.

(b) Deephaven Capital Management LLC has sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of the 3,568,140 shares.

(c) Deephaven Capital Management LLC effected the following transactions in the open market in the last 60 days:

Trade Date     Transaction Type        Quantity  Price
1/14/2005      Buy                       70,631  $   14.12
1/14/2005      Buy                        7,063  $   14.12
1/14/2005      Buy                       98,884  $   14.12
1/18/2005      Buy                       24,836  $   14.29
1/18/2005      Buy                        2,484  $   14.29
1/18/2005      Buy                       34,771  $   14.29
1/19/2005      Buy                      100,000  $   14.23
1/19/2005      Buy                      132,000  $   14.25
1/19/2005      Buy                       10,000  $   14.23
1/19/2005      Buy                       13,200  $   14.25
1/19/2005      Buy                      140,000  $   14.23
1/19/2005      Buy                      184,800  $   14.25
1/20/2005      Buy                       24,000  $   14.20
1/20/2005      Buy                       40,000  $   14.24
1/20/2005      Buy                        2,400  $   14.20
1/20/2005      Buy                        4,000  $   14.24
1/20/2005      Buy                       33,600  $   14.20
1/20/2005      Buy                       56,000  $   14.24
1/21/2005      Buy                        3,967  $   14.26
1/21/2005      Buy                          426  $   14.26
1/21/2005      Buy                        5,607  $   14.26
1/24/2005      Buy                        4,000  $   14.22
1/24/2005      Buy                          400  $   14.22
1/24/2005      Buy                        5,600  $   14.22
2/2/2005       Buy                      205,000  $   14.50
2/2/2005       Buy                       30,750  $   14.50
2/2/2005       Buy                        3,000  $   14.50
2/2/2005       Buy                       20,000  $   14.50
2/2/2005       Buy                      275,000  $   14.50
2/2/2005       Buy                       41,250  $   14.50
2/3/2005       Buy                        8,302  $   14.43
2/3/2005       Buy                          810  $   14.43
2/3/2005       Buy                       11,137  $   14.43
2/16/2005      Sell                     (25,697) $   14.09
2/16/2005      Sell                      (2,694) $   14.09
2/16/2005      Sell                     (35,849) $   14.09
2/17/2005      Sell                     (40,000) $   14.00
2/17/2005      Sell                    (100,000) $   13.90
2/17/2005      Sell                     (13,240) $   13.97
2/17/2005      Sell                      (4,000) $   14.00
2/17/2005      Sell                     (10,000) $   13.90
2/17/2005      Sell                      (1,655) $   13.97
2/17/2005      Sell                     (56,000) $   14.00
2/17/2005      Sell                    (140,000) $   13.90
2/17/2005      Sell                     (18,205) $   13.97
2/18/2005      Buy                       20,500  $   13.85
2/18/2005      Buy                       43,050  $   13.85
2/18/2005      Buy                        2,000  $   13.85
2/18/2005      Buy                        4,200  $   13.85
2/18/2005      Buy                       27,500  $   13.85
2/18/2005      Buy                       57,750  $   13.85
2/23/2005      Buy                       10,019  $   13.85
2/23/2005      Buy                        1,050  $   13.85
2/23/2005      Buy                       13,931  $   13.85
3/4/2005       Buy                      410,000  $   13.85
3/4/2005       Buy                      290,870  $   13.85
3/4/2005       Buy                       40,000  $   13.85
3/4/2005       Buy                       28,378  $   13.85
3/4/2005       Buy                      550,000  $   13.85
3/4/2005       Buy                      390,190  $   13.85
3/7/2005       Buy                      125,010  $   13.92
3/7/2005       Buy                       12,691  $   13.92
3/7/2005       Buy                      171,050  $   13.92
3/8/2005       Buy                       47,062  $   14.01
3/8/2005       Buy                        4,591  $   14.01
3/8/2005       Buy                       63,133  $   14.01
3/9/2005       Sell                     (21,607) $   14.23
3/9/2005       Sell                      (2,108) $   14.23
3/9/2005       Sell                     (28,985) $   14.23
3/10/2005      Sell                     (41,000) $   14.33
3/10/2005      Sell                     (16,199) $   14.25
3/10/2005      Sell                      (4,000) $   14.33
3/10/2005      Sell                      (1,644) $   14.25
3/10/2005      Sell                     (55,000) $   14.33
3/10/2005      Sell                     (22,157) $   14.25
3/11/2005      Sell                    (174,250) $   14.23
3/11/2005      Sell                     (23,775) $   14.24
3/11/2005      Sell                        (607) $   14.27
3/11/2005      Sell                     (17,000) $   14.23
3/11/2005      Sell                      (2,414) $   14.24
3/11/2005      Sell                         (62) $   14.27
3/11/2005      Sell                    (233,750) $   14.23
3/11/2005      Sell                        (831) $   14.27
3/11/2005      Sell                     (32,537) $   14.24
3/16/2005      Buy                        1,505  $   13.95
3/16/2005      Sell                      (1,505) $   14.09
3/16/2005      Buy                        1,995  $   13.95
3/16/2005      Sell                      (1,995) $   14.09

(d) N/A
(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
March 17, 2004



Signature
/s/ Jim Korn, Chief Legal Officer